Exhibit 99.1

Press Release

Company Contact:

David Faulkner

Cimetrix Incorporated

Phone: (801) 256-6500

Fax: (801) 256-6510

dave.faulkner@cimetrix.com

Agency Contact:

Mark Button

Positio Public Relations

Phone: (408) 453-2400

Fax: (408) 453-2404

mark@positio.com

Cimetrix Reports First Quarter Financial Results

SALT LAKE CITY, Utah – May 15, 2006—Cimetrix, Inc. (OTCBB: CMXX), a leading provider of factory automation software for the global semiconductor and electronics industries, today reported financial results for its first quarter ended March 31, 2006.

Sales in the first quarter increased 27% to $1,468,000 from $1,153,000 in the same quarter last year.  Sales mix included $586,000 in software and $882,000 in services and support.  The increase in total sales was attributable to a strong performance by the Company’s Global Services team in delivering professional services for equipment suppliers and end users, as well as an increase in runtime software license revenue.  Specifically, services and support revenue increased 136% for the comparative first quarters, with solid increases from the Company’s OEM Solution Center and the new Data Management Solution Center (DMSC), which was formed following the October 2005 acquisition of EFS Solutions, an engineering services firm that was integrated into DMSC.

Runtime software license revenue grew by 18% based on increased product shipments by the Company’s equipment supplier customers.  Despite the increase in runtime software revenue, total software license revenue declined 25% for the comparative first quarters as a result of lower sales of the Company’s Software Development Kits (SDKs).  SDK sales typically involve longer sales cycles and are difficult to forecast.  The Company won two new top tier equipment supplier customers during the first quarter, which raised the total number of 300mm equipment suppliers that have purchased at least one Cimetrix SDK to more than 50.  This solid, growing base of 300mm equipment suppliers provides an increasing stream of revenue based on annual software support contracts, runtime software license revenue associated with every machine shipment and the opportunity to offer professional services to this customer base.  The Company was also involved in a number of ongoing evaluations of its software products for potential new customers.

Total operating costs and expenses increased 39% in the first quarter to $1,686,000 from $1,215,000 in the same quarter last year.  This increase reflected additional personnel costs and other overhead related to expansion of the Company’s Global Services team, which in turn has been responsible for significant sales growth in professional services.  In addition, the Company incurred three other notable cost increases during the first quarter.  First, the Company’s adoption of SFAS 123R, share-based compensation, which added $57,000 in expenses allocated across all four expense categories; second, depreciation and amortization expenses for the period were $108,000, which represented a 217% increase over the prior year period primarily associated with the acquisition of EFS Solutions; and, third, costs of complying with Sarbanes-Oxley requirements – primarily accounting-related costs – increased 61% over the same quarter last year.  The specific expense categories that showed increases included costs of sales, up 312%, and general and administrative, up 44%.  R&D and selling, marketing and customer support costs both declined slightly.

The Company reported a net loss for the first quarter of $225,000, or $0.01 per basic and diluted share, versus a net loss of $99,000, or less than one cent per basic and diluted share, in the same quarter a year ago.  The $225,000 net loss included $165,000 in non-cash costs related to depreciation and amortization and share-based compensation.  Cimetrix closed the first quarter with cash and cash equivalents of $645,000 and working capital of $509,000.

 “We are very pleased with our strong revenue growth in the first quarter,” said Bob Reback, president and CEO.  “We have a diversified revenue mix that balances software sales along with services and support, giving us the ability to weather uncertain capital equipment procurement cycles.  We had strong growth year-over-year in virtually every aspect of our business, with the exception of new SDK sales, which are typically longer sales cycle products that are difficult to forecast.  We remain committed to being the leading global connectivity solution provider for our growing base of semiconductor 300mm equipment supplier customers and growing our business by providing solutions directly to end user customers.  This will take time, but we are pleased with our progress to date and we will continue to make the necessary investments to ensure success toward that goal.  We are optimistic about achieving continued revenue growth and improved profitability during 2006 and beyond.”

First Quarter Highlights

•                  27% increase in sales to $1.5 million on strong growth of Global Services group and runtime software license revenue.

•                  CIMPortal selected by two top tier 300mm equipment suppliers, including the SEZ Group (SWX Swiss Exchange: SEZN), a leading global provider of single-wafer, wet-clean processing solutions for the semiconductor industry.  This reinforced Cimetrix’s reputation for providing “best in class” products and raised the total number of 300mm equipment suppliers that have purchased at least one Cimetrix SDK to more than 50.

•                  Company publishes first issue of The Standard, the industry’s first newsletter dedicated to the emerging Interface A standard.  The Standard provides global information and technical news and resources concerning Interface A and its implementation.

•                  Announced details of the Company’s new Data Management Solution Center, which provides yield and manufacturing data management solutions to help semiconductor companies reduce costs and improve production processes.

•                  Delivered a full 300mm Factory Automation Solution to Thermo Electron, the world leader in analytic instruments, which recently announced it will merge with Fisher Scientific.

About Cimetrix Incorporated

Cimetrix is a software company that designs, develops, markets and supports factory automation solutions worldwide.  Cimetrix’s connectivity software allows equipment manufacturers to quickly implement the SECS/GEM and Interface A standards, with over 10,000 connections shipped worldwide, and provides solutions to meet the 300mm SEMI communications standards, with equipment supplier installations in virtually every 300mm fab worldwide. Cimetrix’s PC-based motion control software is used by leading equipment manufacturers for demanding robotic applications. Cimetrix provides total solutions for its customers with engineering services and passionate technical support. Major products include CIMConnect, CIM300, CIMPortal and CODE (Cimetrix Open Development Environment). For more information, please visit www.cimetrix.com.

About Cimetrix Incorporated.

Safe Harbor Statement

The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The comments made by the Company’s senior management in regards to future developments are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to the adoption by chip makers of the Interface A standards specified by SEMI, an independent industry trade group, market acceptance of the Company’s products, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission. Many of these factors are beyond the control of the Company. Reference is made to the Company’s most recent filings on Forms 10-K and 10-Q, which detail such risk factors.

Consolidated Statement of Operations

(Unaudited)

	Three Months Ended March 31,
	2006	2005

Sales
Software	$550,000	$685,000
Services and support	835,000	364,000
Related party software	36,000	94,000
Related party services and support	47,000	10,000
Total net sales	$1,468,000	$1,153,000
Operating costs and expenses
Cost of sales	441,000	107,000
General and administrative	536,000	372,000
Selling, marketing and customer support	403,000	426,000
Research and development	306,000	310,000
Total operating costs and expenses	1,686,000	1,215,000
Loss from operations	(218,000)	(62,000)
Other income (expense)
Interest and other income	11,000	12,000
Interest expense	(18,000)	(49,000)
Total other expense	(7,000)	(37,000)
Loss before income taxes	(225,000)	(99,000)
Provision for income taxes	—	—
Net loss	$(225,000)	$(99,000)
Income (loss) per common share
Basic	$(0.01)	$ *
Diluted	$(0.01)	$ *
Weighted average number of shares outstanding
Basic	31,927,000	29,292,000
Diluted	31,927,000	29,292,000

*Less than one cent per share

Consolidated Balance Sheets

	March 31, 2006	December 31, 2005
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$645,000	$778,000
Accounts receivable, net	1,342,000	1,289,000
Prepaid expenses and other current assets	41,000	61,000
Total current assets	2,028,000	2,128,000
Property and equipment, net	178,000	189,000
Intangible assets, net	811,000	894,000
Goodwill	64,000	64,000
Other assets	28,000	20,000
Total assets	$3,109,000	$3,295,000
Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$226,000	$162,000
Accrued expenses	176,000	269,000
Deferred revenue	412,000	405,000
Current portion of long-term debt	505,000	502,000
Total current liabilities	1,519,000	1,537,000
Stockholders’ equity:
Common stock, $.0001 par value, 100,000,000 shares authorized; 31,952,432 shares issued	3,000	3,000
Additional paid-in capital	31,497,000	31,440,000
Treasury stock, at cost	(49,000)	(49,000)
Accumulated deficit	(29,861,000)	(29,636,000)
Total stockholders’ equity	1,590,000	1,758,000
Total liabilities and stockholders’ equity	$3,109,000	$3,295,000